SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

under Section 14(d)(4)

of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.

(Name of Subject Company)

SCIELE PHARMA, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title or Class of Securities)

808627103

(CUSIP Number of Class of Securities)

Patrick P. Fourteau

Chief Executive Officer

Sciele Pharma, Inc.

5 Concourse Parkway, Suite 1800

Atlanta, Georgia 30328

(770) 442-9707

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

W. Tinley Anderson, III, Esq.

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree St., N. E., Suite 2400

Atlanta, GA 30308

(404) 815-2400

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) initially filed with the U.S. Securities and Exchange Commission on September 8, 2008, by Sciele Pharma, Inc., a Delaware corporation (“Sciele”).  This Schedule relates to the tender offer by Tall Bridge, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Shionogi & Co., Ltd., a company organized under the laws of Japan (“Parent”), to purchase all of the issued and outstanding shares of Sciele common stock at a price per share of $31.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2008, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

All information in the Schedule is incorporated by reference in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.  Capitalized terms used below but not defined in this Amendment No. 1 have the meanings set forth in the Schedule.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by adding the following under “Antitrust — The United States”:

“At 11:59 p.m. on Thursday, September 18, 2008, the waiting period applicable to the Offer and the Merger under the HSR Act expired.  Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired has been satisfied.”

Item 9.  Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(10)	Joint Press Release issued by Parent and Sciele dated September 19, 2008.*

*Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2008	SCIELE PHARMA, INC.
By:

/s/ Patrick P. Fourteau
Name: Patrick P. Fourteau
Title: Chief Executive Officer

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